7900 Tysons One Place
Suite 1450
McLean, VA 22102
+1 703-442-5500
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention:  Larry Spirgel, Assistant Director
Terry French, Accounting Branch Chief
Charles Eastman, Staff Accountant

Re:      GTT Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 9, 2016
Form 8-K filed August 4, 2016
File No. 1-35965

Ladies and Gentlemen:
GTT Communications Inc., a Delaware corporation (“GTT,” the “Company,” “we”, “us” or “our”), is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on September 1, 2016 with respect to the Company’s financial statements and related disclosures in our Annual Report on Form 10‑K for the fiscal year ended December 31, 2015, filed March 9, 2016 and our Quarterly Earnings Release on Form 8-K for the fiscal quarter ended June 30, 2016, filed August 4, 2016.
Below are the Company’s responses. For the convenience of the Staff, we have repeated the Staff’s comment before our corresponding response.
Form 10-K for Fiscal Year Ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures
Unlevered Free Cash Flow, page 20

1.
We note that you reconcile net income to adjusted EBITDA and to unlevered free cash flows. Clarify for us whether you only use unlevered free cash flow as a performance measure. If so, and since unlevered free cash flow is typically considered a liquidity measure, please revise the title of this measure to appropriately reflect the measure you have presented such as Adjusted EBITDA less Capital Expenditures. Tell us in more detail how this measure assists you in evaluating your performance and how you use this measure in evaluating your capital expenditures. Also, provide additional insight describing why you believe this measure assists investors in evaluating you relative to your peers in the telecommunication industry. Please also consider our comment in the preparation of your quarterly earnings releases.

Response:

We use unlevered free cash flow as a performance measure, therefore in future filings we will revise our Non-GAAP disclosure to present the measure as Adjusted EBITDA less capital expenditures.

We use unlevered free cash flow to evaluate our performance because it enables our management and investors to obtain a comparable view of our company relative to other telecommunications companies who utilize different strategies for providing access to fiber-based services and related infrastructure. We use a “capex light” strategy, which means we purchase fiber-based services and related infrastructure from other providers on an as-needed basis, pursuant to our customers’ requirements. Many other telecommunications companies spend significant amounts of capital expenditures to construct their own fiber networks and data centers, and attempt to purchase as little as possible from other providers. As a result of our strategy, we have lower Adjusted EBITDA margins compared to other providers, but also significantly lower capital expenditures relative to our revenue. We believe it is important to take both of these factors into account when evaluating our performance relative to other telecommunications companies, given the fact that the underlying services we provide to customers are very similar. Accordingly, in future filings we will supplement our current disclosure to include disclosure related to importance of this measure to the comparability of our results to those of our peers. Please see Exhibit 1 attached hereto for a copy of this proposed Non-GAAP disclosure.

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact myself or Dan Fraser at (703) 442-5590 and (703) 442-5586, respectively. Thank you for your attention to this matter.

Very truly yours,

/s/ Michael T. Sicoli
Michael T. Sicoli
Chief Financial Officer

/s/ Daniel M. Fraser
Daniel M. Fraser
Vice President and Controller
(Principal Accounting Officer)

Exhibit 1 - Proposed Disclosure

Non-GAAP Financial Measures
In addition to financial measures prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), from time to time we may use or publicly disclose certain "non-GAAP financial measures" in the course of our financial presentations, earnings releases, earnings conference calls, and otherwise. For these purposes, the U.S. Securities and Exchange Commission (“SEC”) defines a "non-GAAP financial measure" as a numerical measure of historical or future financial performance, financial positions, or cash flows that (i) exclude amounts, or is subject to adjustments that effectively exclude amounts, included in the most directly comparable measure calculated and presented in accordance with GAAP in financial statements, and (ii) include amounts, or is subject to adjustments that effectively include amounts, that are excluded from the most directly comparable measure so calculated and presented.

Non-GAAP financial measures are provided as additional information to investors to provide an alternative method for assessing our financial condition and operating results. We believe that these non-GAAP measures, when taken together with our GAAP financial measures, allow us and our investors to better evaluate our performance and profitability. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. These measures should be used in addition to and in conjunction with results presented in accordance with GAAP, and should not be relied upon to the exclusion of GAAP financial measures.

Pursuant to the requirements of Regulation G, whenever we refer to a non-GAAP financial measure, we will also generally present, the most directly comparable financial measure calculated and presented in accordance with GAAP, along with a reconciliation of the differences between the non-GAAP financial measure we reference with such comparable GAAP financial measure.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)
Adjusted EBITDA is defined as net income/(loss) before interest, income taxes, depreciation and amortization (“EBITDA”) adjusted to exclude severance, restructuring and other exit costs, acquisition-related transaction and integration costs, losses on extinguishment of debt, share-based compensation, and from time to time, other non-cash or non-recurring items. We use Adjusted EBITDA to evaluate operating performance, and this financial measure is among the primary measures we use for planning and forecasting future periods. We further believe that the presentation of Adjusted EBITDA is relevant and useful for investors because it allows investors to view results in a manner similar to the method used by management and makes it easier to compare our results with the results of other companies that have different financing and capital structures. In addition, we have debt covenants that are based on a leverage ratio which utilizes a modified EBITDA calculation, as defined in our credit agreement. The modified EBITDA calculation is similar to our definition of Adjusted EBITDA; however it includes the pro forma Adjusted EBITDA of and expected cost synergies from the companies acquired by us during the applicable reporting period. Finally, Adjusted EBITDA results, along with other quantitative and qualitative information, are utilized by management and our compensation committee for purposes of determining bonus payouts to our employees.

Adjusted EBITDA less capital expenditures
Adjusted EBITDA less purchases of property and equipment, which we also refer to as capital expenditures or capex, is a performance measure that is used to evaluate the appropriate level of capital expenditures needed to support our expected revenue, and to provide a comparable view of our performance relative to other telecommunications companies who may utilize different strategies for providing access to fiber-based services and related infrastructure. We use a “capex light” strategy, which means we purchase fiber-based services and related infrastructure from other providers on an as-needed basis, pursuant to our customers’ requirements. Many other telecommunications companies spend significant amounts of capital expenditures to construct their own fiber networks and data centers, and attempt to purchase as little as possible from other providers. As a result of our strategy, we typically have lower Adjusted EBITDA margins compared to other providers, but also spend much less on capital expenditures relative to our revenue. We believe it is important to take both of these factors into account when evaluating our performance.

The following is a reconciliation of Adjusted EBITDA and Adjusted EBITDA less capital expenditures from Net Income (Loss):

Three Months Ended September 30,
	2016	2015
Net income (loss)
Provision for (benefit from) income taxes
Interest and other expense, net
Loss on debt extinguishment
Depreciation and amortization
Severance, restructuring and other exit costs
Transaction and integration costs
Share-based compensation
Adjusted EBITDA

Purchases of property and equipment
Adjusted EBITDA less capital expenditures